UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 DSI TOYS, INC.
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                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)


                                   232968 10 7
          --------------------------------------------------------------
                                 (CUSIP Number)


                       Walter S. Reiling and Susan Reiling
                               15 Woodcrest Drive
                          Morristown, New Jersey 07960
                                 (973) 898-1930
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 January 7, 2000
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

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CUSIP  NO.  232968  10  7
-------------------------------

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1     NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

      MVII,  LLC   77-0509866
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2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  [X]
      (b)  [_]
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3     SEC  USE  ONLY

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4     SOURCE  OF  FUNDS

      N/A
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5     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED PURSUANT
      TO  ITEMS  2(d)  or  2(e)      [_]
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6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      CALIFORNIA
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                 7     SOLE  VOTING  POWER
   NUMBER OF
                       4,194,238
    SHARES
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                 8     SHARED  VOTING  POWER
BENEFICIALLY
                       1,417,086(1)(2)
   OWNED BY
-----------------------------------------------------
                 9     SOLE  DISPOSITIVE  POWER
    EACH
                       4,194,238
  REPORTING
-----------------------------------------------------
                 10    SHARED  DISPOSITIVE  POWER
PERSON  WITH
                       0
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11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       5,611,324(1)(2)
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12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [_]
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13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
       61.4%
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14     TYPE  OF  REPORTING  PERSON
       OO
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(1)  Includes  96,774 Holdback Shares (as defined herein) payable to Reiling (as defined herein) upon satisfaction of certain post-closing conditions in connection with the Merger (as defined herein).
(2) Includes Options (as defined herein) held by certain shareholders of the Company to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time.

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CUSIP  NO.  232968  10  7
-------------------------------

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1     NAME  OF  REPORTING  PERSON
      S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

      WALTER  S.  REILING  AND  SUSAN  REILING
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2     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP
      (a)  [X]
      (b)  [_]
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3     SEC  USE  ONLY
-----------------------------------------------------
4     SOURCE  OF  FUNDS

      SC
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5     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS  REQUIRED PURSUANT
      TO  ITEMS  2(d)  or  2(e)      [_]
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6     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION

      USA
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                 7     SOLE  VOTING  POWER
  NUMBER OF
                       0
   SHARES
-----------------------------------------------------
                 8     SHARED  VOTING  POWER
BENEFICIALLY
                       600,000(1)
  OWNED BY
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                 9     SOLE  DISPOSITIVE  POWER
   EACH
                       600,000(1)
 REPORTING
-----------------------------------------------------
                 10    SHARED  DISPOSITIVE  POWER
PERSON WITH
                       0
-----------------------------------------------------
11     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON

       600,000(1)
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12     CHECK  BOX  IF  THE  AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       [_]
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13     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)

       6.6%
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14     TYPE  OF  REPORTING  PERSON

       IN
-----------------------------------------------------
(1) Includes 96,774 Holdback Shares payable to Reiling upon satisfaction of certain post-closing conditions in connection with the Merger.

ITEM  1.  SECURITY  AND  ISSUER

     The title and class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock") of DSI Toys, Inc., a Texas corporation (the "Company").

     The address of the principal executive offices of the Company is 1100 West Sam Houston Parkway North, Suite A, Houston, Texas 77043.

ITEM  2.  IDENTITY  AND  BACKGROUND

     This Statement is being filed jointly by Walter S. Reiling and Susan Reiling, husband and wife (collectively, "Reiling" or the "Reilings"), and MVII, LLC ("MVII") as a group pursuant to Rule 13d-1(k)(1) and (2). Reiling and MVII are jointly referred to herein as the "Reporting Persons."

     The Reilings' residence is located at 15 Woodcrest Drive, Morristown, New Jersey 07960. The Reilings are retired and are citizens of the United States of America. Neither of the Reilings has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     MVII is a limited liability company formed under the laws of the state of California. The principal business of MVII is to invest in the Company. The address of MVII's principal business and principal office is 654 Osos Street, San Luis Obispo, California 93401. No executive officer, manager, principal or person controlling MVII has, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     This Statement is filed pursuant to the Merger (as defined below) consummated on January 7, 2000 in which the Company issued 503,226 shares of Common Stock to Reiling in exchange for all of Reilings' shares of common stock of Meritus Industries, Inc., a New Jersey corporation wholly owned by Reiling ("Meritus"). An additional 96,774 Holdback Shares (as defined below) are payable to Reiling upon satisfaction of certain conditions.

     Additionally, this Statement is filed pursuant to the Reiling Voting Agreement (as defined below) and Proxy (as defined below). No funds were used by the Reporting Persons in connection with entering into the Reiling Voting Agreement or Proxy.

ITEM  4.  PURPOSE  OF  TRANSACTION

     On January 7, 2000, the Company acquired all of the issued and outstanding shares of common stock of Meritus (the "Meritus Shares") pursuant to a merger in which Meritus merged with and into the Company (the "Merger"). Under the terms of the Agreement and Plan of Merger dated October 7, 1999 by and among the Company, Meritus, Meritus Industries, Ltd. ("Industries") and Reiling (the "Merger Agreement"), all of the issued and outstanding Meritus Shares, all of which were owned by Reiling, were converted into, and became exchangeable for
(i) 600,000 unregistered shares of Common Stock of the Company (including, for purposes of this Schedule 13D, 96,774 shares of Common Stock (the "Holdback Shares") payable by the Company pursuant to the terms and conditions of a Closing and Holdback Agreement between the parties (the "Holdback Agreement"))--; (ii) $884,033.82 in cash (less $100,000 payable by the Company pursuant to the terms and conditions of the Holdback Agreement); and (iii) the Company's Subordinated Secured Promissory Note for $1,690,000.00.

     In connection with the Merger, the Company, MVII and Reiling entered into a Shareholders' and Voting Agreement (the "Reiling Voting Agreement") pursuant to which, among other things, (i) the parties agreed that the number of directors that comprise the Board of Directors of the Company shall be increased from six to seven within 30 days of the Merger, (ii) MVII granted Reiling the right to elect one of the directors that MVII was previously entitled to elect to the Company's Board of Directors pursuant to the terms of a Shareholders' and Voting Agreement dated April 15, 1999, but effective as of June 1, 1999, by and among the Company, MVII and certain shareholders of the Company (the "Primary Voting Agreement"), and (iii) MVII and Reiling are required to vote the number of shares of Common Stock they own for the election of the individuals nominated by MVII and Reiling in accordance with the Reiling Voting Agreement. Reiling also executed an irrevocable proxy (the "Proxy") appointing MVII as proxy for the limited purpose of authorizing MVII to vote Reiling's shares of Common Stock (a) for the election of directors to the Company's Board of Directors; (b) with respect to any matter affecting the size or composition of the Company's Board of Directors; (c) with respect to any matter relating to the creation or composition of any committee of the Company's Board of Directors; and (d) with respect to any proposal to amend or modify the Company's bylaws or articles of incorporation for the sole purpose of affecting the matters described in (b) and
(c)  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     Prior to the Merger, MVII had the sole power to vote and the sole power to dispose of 4,194,238 shares of Common Stock which it holds of record. MVII continues to have the sole power to vote and the sole power to dispose of those 4,194,238 shares. Under the terms of the Primary Voting Agreement, MVII has the shared power to vote 817,086 shares of Common Stock. At the conclusion of the Merger, pursuant to the terms of the Reiling Voting Agreement, MVII has the shared power to vote 600,000 shares of Common Stock (after giving effect to the to the issuance of the 96,774 Holdback Shares). Therefore, MVII beneficially owns 5,611,324 shares of Common Stock by virtue of its record ownership, the Primary Voting Agreement (including options held by certain of shareholders of the Company to purchase an aggregate of 6,000 shares of Common Stock at $8.00 per share exercisable at any time (the "Options")) and the Reiling Voting Agreement, representing 61.4% of the outstanding Common Stock of the Company.

     Prior to the Merger, the Reilings owned no Common Stock. At the conclusion of the Merger, the Reilings have the sole power to dispose of 600,000 shares of Common Stock which they hold of record. Under the terms of the Reiling Voting Agreement, the Reilings have the shared power to vote all 600,000 shares of Common Stock (after giving effect to the 96,774 Holdback Shares). Therefore, the Reilings beneficially own 600,000 shares of Common Stock by virtue of their record ownership and the Reiling Voting Agreement, representing 6.6% of the outstanding Common Stock of the Company.

      As a group, the Reporting Persons are the beneficial owners of an aggregate of 4,794,238 shares of Common Stock (including the Holdback Shares), and such beneficial ownership constitutes 52.5% of the total outstanding Common Stock of the Company. MVII is the beneficial owner of an additional 817,086 shares of Common Stock (including the Options) as a result of the Primary Voting Agreement, to which the Reilings are not parties.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Reporting Persons have agreed, as evidenced by their signatures below, to jointly prepare and file this Statement reporting each Reporting Person's ownership of Common Stock of the Company, and the Reporting Persons hereby affirm that this Statement is being filed on behalf of the undersigned. The Reporting Persons have agreed to jointly prepare and file this Statement as a result of being parties to the Reiling Voting Agreement.

     The description of the Merger Agreement, Holdback Agreement, Reiling Voting Agreement and the Proxy contained in Item 4 hereto is hereby incorporated by reference.

     Pursuant to the terms of the Reiling Voting Agreement, MVII has a right of first refusal with respect to the sale, transfer or other disposition (a "Transfer") of Common Stock owned by Reiling. In the event Reiling wishes to Transfer Common Stock other than in a transaction effected on the Nasdaq Stock Market or any stock exchange or over-the-counter trading system on which the Common Stock is traded (a "Public Transfer"), MVII will have an option for 15 business days after receiving notice of the proposed Transfer and the terms thereof (a "Seller Notice") to purchase the Common Stock at the same price and on the same terms as specified in the Seller Notice. In the event MVII does not exercise its option with respect to 100% of the Common Stock specified in the Seller Notice (or less than 100% if permitted under the terms of the Seller Notice), then Reiling may transfer such Common Stock (or remaining shares of Common Stock in the event MVII exercises its option to purchase less than 100% of the Common Stock as permitted in the Seller Notice) free of the right of first refusal and Reiling Voting Agreement on the terms specified in the Seller Notice (or at a higher price with no material change in the other terms), provided such Transfer is consummated within 90 days of the date of the Seller Notice.

     In the event Reiling wishes to make a Public Transfer of Common Stock, MVII will have an option to purchase such Common Stock on the same terms specified in the Public Transfer Notice (as defined below) for 5 business days after receiving notice of such proposed transfer, which notice shall contain the maximum number of shares of Common Stock the Management Shareholder intends to sell during the following 60 days, and the minimum price at which such Common Stock may be sold (the "Public Transfer Notice"). In the event MVII does not purchase 100% of the Common Stock subject to the Public Transfer Notice, then Reiling may sell the balance of the Common Stock specified in the Public Transfer Notice at a price not less than the price specified in the Public Transfer Notice free of the right of first refusal and Reiling Voting Agreement, provided than any such Common Stock not Transferred within sixty (60) days of the date of the Public Seller Notice shall again be subject to MVII's right of first refusal under the Reiling Voting Agreement.

     In addition, pursuant to the terms of the Reiling Voting Agreement, MVII granted to Reiling a right of participation with respect to future sales by MVII of Common Stock where such sales occur in any one transaction or series of related transactions in which more than 40% of the total number of shares of Common Stock standing in MVII's name as of January 7, 2000 are Transferred.

     In connection with the Merger, the Company and Reiling entered into a Registration Rights Agreement dated as of January 7, 2000 pursuant to which the Company granted "piggyback" registration rights to Reiling. In the event that the Company registers any of its securities with the Securities and Exchange Commission, Reiling may request that the Company include in such registration as many shares of Common Stock owned by Reiling as Reiling requests be so included, subject to certain priority restrictions.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     The  following  exhibits  are  filed  with  this  Amendment:

     Exhibit 1. Agreement and Plan of Merger dated as of October 7, 1999 by And among Meritus, Industries, Reiling, and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed December 15, 1999).

     Exhibit 2. Closing and Holdback Agreement dated January 7, 2000 by and among Registrant, Meritus, Industries and Reiling.

     Exhibit 3. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling.

     Exhibit 4.      Irrevocable  Proxy  dated  January 7, 2000 between MVII and
                     Reiling.

     Exhibit 5. Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company
                     (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by MVII and certain shareholders of the Company on June 10, 1999).

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                                MVII,  LLC

Dated:    January  17,  2000               By: /s/ E. Thomas Martin, Manager
                                               -----------------------------
                                               E.  Thomas  Martin,  Manager


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January  17,  2000               /s/  Walter  S.  Reiling
                                           ------------------------
                                           Walter  S.  Reiling


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:    January  17,  2000               /s/  Susan  Reiling
                                           --------------------
                                           Susan  Reiling

                                  EXHIBIT INDEX



EXHIBIT        DESCRIPTION
-------        -----------

Exhibit 1. Agreement and Plan of Merger dated as of October 7, 1999 by and among Meritus, Industries, Reiling, and the Company (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed December 15, 1999).

Exhibit 2. Closing and Holdback Agreement dated January 7, 2000 by and among Registrant, Meritus, Industries and Reiling.

Exhibit 3. Reiling Voting Agreement dated January 7, 2000, among the Company, MVII and Reiling.

Exhibit 4.     Irrevocable Proxy dated January 7, 2000 between MVII and Reiling.

Exhibit 5. Primary Voting Agreement dated April 15, 1999, among the Company, MVII and certain shareholders of the Company (incorporated by reference to Exhibit 1 contained in the Statement on Schedule 13D filed by MVII and certain shareholders of the Company on June 10,
               1999).